BRIDGES OF INNOVATION







                                                                            1998

                                                                          ANNUAL


                                                                          REPORT









                                                                           ZEVEX

                                                                   INTERNATIONAL

                              1998 ZEVEX HIGHLIGHTS








(photo of small boy demonstrating ZEVEX pump)

ZEVEX International, Inc. (NASDAQ:ZVXI) is a designer, manufacturer and marketer of medical devices including surgical, diagnostic and therapeutic systems, sensors and surgical handpieces. For over 12 years, ZEVEX has been designing and manufacturing products for many of the world's leading healthcare companies which market them under their own labels. From internal research and development and an aggressive acquisitions strategy, the Company also produces and distributes its own proprietary products.
         ZEVEX manufactures and distributes a line of enteral nutrition delivery pumps, disposable sets and feeding tubes which it acquired from Nutrition Medical, Inc., as well as its own patented Enteralite(R) Ambulatory Enteral Feeding Pump which delivers enteral nutrition with unprecedented accuracy and mobility for home healthcare patients.
         Through the recent acquisition of JTech Medical Industries, Inc., ZEVEX has grown its proprietary product portfolio to include a line of stand-alone and computerized musculoskeletal evaluation products that measure isolated muscle strength, joint ranges of motion, and sensation to document the effectiveness of treatment or extent of injury.
         Continuing its commitment to technology and its contract manufacturing business, ZEVEX also recently acquired Aborn Electronics, Inc., a San Jose designer and manufacturer of custom optoelectronic components.




ZEVEX
INTERNATIONAL



TOTAL ZEVEX REVENUES 1998 AND 1997

         24% increase to $11,084,413.




1998 PRODUCT MIX AND CONTRIBUTION TO SALES






1999 PROJECTED PRODUCT MIX AND CONTRIBUTION TO SALES

                              TO OUR SHAREHOLDERS,
                             CUSTOMERS AND EMPLOYEES

The theme of this year's annual report is "Bridges of Innovation," a phrase that aptly describes the work ZEVEX(TM) International has done, and will continue to do, as your Company grows and thrives. Our innovative engineering led to several exciting contracts and our acquisition of Nutrition Medical's enteral feeding product line, JTech Medical Industries, and Aborn Electronics have helped to bridge proprietary technology with acquired technology, as ZEVEX brings patients better medical care. 1998 was an exciting year filled with challenges and opportunities--new business, new products, and new technologies.
         For the year, total revenues increased 24% to $11,084,413. Net income was $362,193 compared with $718,242 in 1997, and earnings per fully diluted share were $0.10 versus $0.29. Contract design and manufacturing revenues were approximately $7.8 million, and sales from proprietary enteral feeding products exceeded $3.3 million, a gain of over 200% from the previous year. Operating income, however, showed a slight loss for the year due mainly to greater than anticipated engineering expenses on two cutting-edge technology projects, compounded by the third quarter postponement of scheduled deliveries by some key customers. Although the Engineering investment was costly in the short term, we expect contributions to revenue and margins when these products perform in the marketplace. We also reviewed our development proposal practice and will no longer quote engineering projects at fixed prices. All contracts will be quoted on a cost-plus basis.
         The Company has taken major steps to grow and diversify its operations. Using a portion of the $13 million in net proceeds from the Company's secondary public offering in November 1997, the Company completed three major acquisitions in December 1998. These acquisitions are in keeping with management's criterion that acquisitions immediately contribute to earnings.
         First, The Company completed the acquisition of a line of enteral feeding products from Nutrition Medical, Inc., a Minnesota corporation. Second, the Company acquired JTech Medical Industries, a Utah company that has been successfully manufacturing and selling its own proprietary musculoskeletal and functional evaluation products to healthcare service providers. Third, the Company acquired Aborn Electronics, Inc., a Silicon Valley-based business that designs and manufactures a variety of sophisticated optical sensors, custom computer chips, and semiconductor components for medical technology companies. We believe that these strategic acquisitions will help us to accelerate revenue and margin growth by offering a complementary but more diverse line of products and services.
         During the year, ZEVEX received five patents: four on its EnteraLite(R) Ambulatory Enteral Feeding Pump and one on its disposable electromagnetic fluid level sensor. We expect that these patents will protect the Company's competitive position in the marketplace. In addition, ZEVEX received the prestigious EN46001 Certification from the National Standards Association of Ireland. This certification will expedite the Company's ability to "CE-mark" products, which is required for the sale and distribution of medical devices in the European Union. EN46001 certification is a prerequisite to winning contract manufacturing business from multinational medical device marketers.
         We are proud to have received the Alliance of Children's Hospitals' Seal of Acceptance for the EnteraLite(R) Ambulatory Enteral Feeding Pump. Our pump is the first enteral feeding pump to receive this prestigious endorsement. The Alliance of Children's Hospitals is affiliated with Child Health Corporation of America, a member of the Premier Buying Group, which represents over 1,800 hospitals nationwide. The Seal is awarded to products and companies demonstrating excellence in safety, efficacy for pediatric use, cost effectiveness, customer support, management strengths, and a commitment to improving pediatric care in partnership with the Alliance.

                 PROPRIETARY PRODUCTS-SOURCE OF GREATER CONTROL

Your Company's goal of increasing proprietary product sales is rooted in the desire for better margins and more control over its sales. ZEVEX employs both its own sales staff and independent manufacturer's representatives to market these products.

                         Enteral Feeding Menu Broadened

Proprietary product sales increased $213% in 1998, to $3,314,000, which accounted for 30% of total sales and consisted of products related to enteral feeding, or the delivery of nutrition directly to the stomach or intestines. During the year, ZEVEX broadened its offerings in this area by acquiring Nutrition Medical's stationary EP85 and EP80 feeding pumps, which are primarily employed for patients in hospitals and long term care facilities. These pumps, along with the disposable delivery sets, complement ZEVEX's EnteraLite feeding pump, which allows home care patients to be mobile. The annual U.S. market for enteral pumps and delivery sets used in hospitals, long term care facilities









Photo of Liquid Level Detectors





Photo of Air Bubble Detectors





Photo of Aborn Optoelectronic Integrated Circuit






Photo of Enteralite(R) Abulatory Feeding Pump






Photo of Enteralite(R) Fanny pack and Enteralite(R) Sportpack and home care is estimated to exceed $200 million. We also acquired Nutrition Medical's PANDA(R) line of nasoenteric feeding tubes and needle catheter jejunostomy kits. PANDA products are recognized for their innovative design features, unique construction materials and superior performance. This product line addresses the $250 million annual market for enteral feeding tubes and gastrointestinal access devices.
         ZEVEX is now able to offer most of the components of enteral nutrition delivery to its customers. We can capitalize on our "razor/razor blade" strategy, by supplying all the disposable sets needed for feeding pumps, once they are sold, rented, or leased. In keeping with our strategy to capitalize on our technological capabilities, we have made modifications to the former Nutrition Medical line that we expect will allow us to realize a premium price on the sale of these products in the future.

Acquisition of JTech Medical Adds Muscle to Proprietary Products Offerings

We are thrilled to add the exciting products of JTech Medical Industries to our product line. JTech Medical Industries is an internationally recognized leader in providing both stand-alone and computerized products for musculoskeletal and functional testing. JTech products are used to evaluate strength, motion, functional capacity, hand and upper extremities, and pain levels resulting from injury or disease. Primary U.S. markets consists of approximately 70,000 physical therapists, 40,000 chiropractors, and 100,000 physical medicine practitioners.
         JTech's product lines encompass the Dualer(TM), Commander(TM), and the computerized Tracker(TM). The associated products include hardware and Windows(R)-based software with the Tracker line. JTech products feature a modular design that encourages upgrades and additional product purchases as the customer's practice grows.
         The Dualer is a patented non-computerized inclinometer that measures spine and extremity range of motion. The Dualer Plus model interfaces with Tracker Software to create the Tracker Range of Motion (ROM) System. This computerized system increases efficiency by enabling the practitioner to select tests and print reports with the click of a computer mouse. In addition to measuring spine range of motion, the Tracker ROM System automatically calculates impairment in accordance with American Medical Association's (AMA) Guides to the Evaluation of Permanent Impairment. The entire Tracker line includes 10 instrumented systems and 12 software-only modules.
         The Commander line brings advanced levels of sophistication and versatility to portable electronic diagnostic and outcome assessment instruments. Each device has its own Commander Console that automatically collects data, stores results, computes statistics and prompts for tests. For instance, the PowerTrack II Commander is used to quickly and accurately test muscle strength and identify motor deficits or weakness. The Commander Algometer measures and records the pressure exerted to elicit a patient's response in pain tolerance and trigger point tenderness tests. GripTrack Commander is the easiest to use, most versatile, portable electronic grip strength dynamometer available today. PinchTrack Commander is readily incorporated into any evaluation that requires finger strength information, including repetitive trauma disorder. Most Commander devices can be easily upgraded without modification to fully computerized Tracker systems.
         The OnSite Gauge provides a cost-effective tool for quantifying loads seen in industrial applications and for clinical lift strength evaluations. At the work site, OnSite Gauge measures job related forces and weights as part of a job analysis. In a clinical setting, OnSite adapts to effectively measure a patient's static lift strength, according to National Institute of Occupational Safety and Health (NIOSH) lift protocols. An optional lifting platform is available for clinical lift testing. OnSite also upgrades to a fully computerized Tracker OnSite Force System.

  CONTRACT DESIGN AND MANUFACTURING-BEING IN THE RIGHT PLACE AT THE RIGHT TIME

ZEVEX designs and manufactures over 100 different medical devices for more than 50 established and emerging medical technology companies, such as Alaris(R) Medical Systems, Inc. (formerly IVAC); Allergan(R), Inc.; Paradigm Medical Industries, Inc.; various divisions of Baxter(R) Healthcare Corporation; Mentor(R) Corporation; Sims Deltec(R), Inc.; and 3M(R) Healthcare Company. ZEVEX is well positioned to take advantage of the trend toward outsourcing medical product manufacturing, particularly as medical devices require more technical expertise.
         ZEVEX designs and manufactures a variety of ultrasonic phacoemulsification handpieces and systems. Phacoemulsification is a method of cataract extraction that uses ultrasound waves to break the cataract-obstructed lens of the eye into small fragments that can be removed through a hollow needle. This technique requires only a three to four millimeter incision, compared with incisions of up to 12 millimeters for other techniques. Phacoemulsification is currently used in more than 80 percent of cataract procedures in the United States. Based on a recent market study, the world market for phacoemulsification system exceeds $100 million per year.
         ZEVEX `s two major customers for phacoemulsification handpieces and systems for opthalmic surgery are Allergan and Paradigm Medical Industries. Year after year, Allergan performs as a market leader in ophthalmic surgical products. This year, we expanded our business alliance with Allergan to provide additional phacoemulsification handpieces for cataract surgery following that company's decision to outsource all of its handpiece design and manufacturing. ZEVEX currently manufactures two complete phacoemulsification systems for Paradigm Medical Industries, Inc., an emerging competitor in ophthalmology. These two systems include a basic ultrasonic system and a high-end system that embodies both laser and ultrasonic energy sources.




Photo of Delivery Sets for Pump Administration





Photo of Enteral EZ(TM) Enteral Feeding Pump





Photo of PANDA(R) Nasoenteric Feeding Tubes






Photo of JTech Tracker(TM) ROM System







Photo of JTech Commander(TM) Products

                Aborn Electronics--A Sense for Market Positioning

As an up-and-coming competitor in the multi-billion dollar market for contract manufacturing, ZEVEX continues to build core competencies that will allow it to carve out a market niche. Aborn is a strategic acquisition that builds upon the Company's competence in advanced sensor technologies.
         Aborn possesses unique expertise in the design, development and production of optoelectronic devices. Aborn products include fiber optic links, integrated optoisolators, high-speed sensor integrated circuits, custom chips, application specific integrated circuit (ASIC) chips and solid state relays. A typical device consists of an emitter and/or detector combined with a custom integrated circuit. Medical applications include blood analyzers, diagnostic equipment, and therapeutic systems such as dialysis equipment.
         Aborn specializes in research and low to medium volume production applications that are of lesser interest to their much larger competitors. In-house capabilities include chip design, wafer fabrication processes, wafer evaluation, package design, assembly process development, tooling, product characterization and reliability evaluation. Aborn has low volume production capabilities in the United States and maintains relationships with manufacturers overseas for high volume chip production.
          Our Acquisition of Aborn Electronics has already expanded the scope of contract manufacturing relationships with several of our existing customers.

                         ZEVEX Demonstrates Specialized
                     Capabilities with Cutting-Edge Products

ZEVEX has been successful in winning new contract manufacturing business, particularly for the design and manufacture of key components in cutting -edge medical devices. We are proud to have been selected by KeraVision(R) to produce the vacuum pump employed in a procedure to correct near sightedness.
     We were  also  chosen  to  manufacture  Cardiac  Science's   Powerheart(R)
AECD(R),  a  non-invasive   bedside  automatic   defibrillator-monitor.
 KeraVision chose us to manu-facture the vacuum pump instrument used during the Intacs(TM) installation procedure, which is a non laser approach to permanent vision correction for people with low to moderate nearsightedness (myopia). Intacs have recently been cleared for sale in the U.S. by the FDA. The KeraVision treatment is the first surgical procedure intended to reshape the cornea by adding material instead of cutting or removing tissue, which means the KeraVision approach does not harm the optical zone. Furthermore, Intacs are replaceable and removable which is a great advantage for patients whose vision changes with age. The treatment takes about 15 minutes and, based on clinical studies, usually produces rapid results, fast recovery and---for more than half of the patients--better than 20/20 vision.
         We are currently developing Cardiac Science's fully automatic external cardioverter defibrillator called the Powerheart AECD. This defibrillator is a non-invasive hospital bedside defibrillator-monitor that can detect and treat ventricular tachyarrhythmias for in-hospital patients at risk of sudden cardiac arrest. The Powerheart delivers defibrillation shocks within seconds and without human intervention, converting a patient's heartbeat back to a normal rhythm. Commercial sales are expected to begin in 1999.
                           THE COMING YEAR AND BEYOND

ZEVEX International has never been in a better position to realize its goals. We plan to build upon our current core competencies and to develop and market additional high margin, proprietary products. In addition, we will continue to seek acquisition and licensing opportunities in order to support proprietary revenue growth. Our goal is to achieve a mix in which proprietary products contribute 50% of total revenues. This is expected to increase gross margins to the 40-50% level while providing the Company greater control over sales.
         We also recognize that the design, development and production of medical devices will grow ever more sophisticated. ZEVEX will be there, to bridge the distance between idea and reality, to provide our customers with the best in medical manufacturing practices, and to ensure the innovation needed for tomorrow.




Photo of Surgical Handpieces





Photon(TM)Phacoemulsification System






Keravision(R)Vacuum Pump





Cardiac Science Powerheart(R) AECD(R)

         Innovation doesn't happen in a vacuum. We would like to thank our employees for giving us their best work and our shareholders and customers for their continued support and confidence .



Photo of ZEVEX Corporate Officers                       Photo of ZEVEX Building





Dean G. Constantine, President and CEO




David J. McNally, Executive Vice President
                                                       Photo of Production Area



Phillip L. McStotts, Vice President, Treasurer and CFO





























ZEVEX
INTERNATIONAL

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dean G. Constantine
President and CEO, ZEVEX International, Inc.
David J. McNally
Executive Vice President, ZEVEX International, Inc.
Phillip L. McStotts, CPA
Vice President, Treasurer and CFO
ZEVEX International, Inc.
Kirk Blosch
General Partner, Blosch & Holmes, LLC
Darla R. Gill
President, DRG Enterprises
Bradly A. Oldroyd
President, Pinacle Management Group
CEO, Team One Food and Fuel Centers, Inc.

OFFICERS
Dean G. Constantine
President and CEO
David J. McNally
Executive Vice President
Phillip L. McStotts, CPA
Vice President, Treasurer and CFO

INVESTOR  INFORMATION

Corporate Headquarters
4314 ZEVEX Park Lane
Salt Lake City, Utah 84123
Telephone: (801) 264-1001
FAX: (801) 264-1051

INVESTOR RELATIONS
Lippert/Heilshorn & Associates
800 Third Avenue, Suite 1701
New York, NY 10022
Telephone: (212) 838-3777
FAX: (212) 838-4568

TRANSFER AGENTS
Colonial Stock Transfer
455 East 400 South, Suite 100
Salt Lake City, UT  84111

Chase Mellon Shareholder Service
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

INDEPENDENT AUDITORS
Ernst & Young, LLP
60 East South Temple, Suite 800
Salt Lake City, Utah 84111
(801) 350-3300

CORPORATE COUNSEL
Jones, Waldo, Holbrook & McDonough
1500 Wells Fargo Plaza
Salt Lake City, Utah 84101
(801) 521-3200



MARKET OF REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company's common stock has been trading on the NASDAQ National Market exchange since November 2, 1998, under the symbol ZVXI. Prior to that time, the stock traded on the American Stock Exchange since May 19, 1997 under the symbol ZVX. In November 1997, the Company completed a secondary public offering of its Common Stock at $12.50 per share. The Company received $13 million in net proceeds from this offering. As of March14, 1998, there were 480 holders of record of the Company's common stock. Because many of the Company's shares of common stock are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders. The Company has never declared or paid any cash dividends on its common stock. Since the Company intends to retain all future earnings to finance future growth, it does no anticipate paying any cash dividends in the foreseeable future.

Stock Prices  1998 High  1998 Low   1997 High  1997 Low

1st Quarter   $12.63     $  7.88    $  8.00    $  3.25
2ndQuarter    $11.25     $  6.75    $11.25     $  7.13
3rd Quarter   $  7.63    $  4.50    $20.75     $13.50
4th Quarter   $  7.88    $  4.00    $16.25     $  8.50

ZEVEX
INTERNATIONAL

                          THE ZEVEX INTERNATIONAL GROUP



                                      ZEVEX
                                  INCORPORATED

                               ZEVEX INCORPORATED
                              4314 ZEVEX PARK LANE
                         SALT LAKE CITY, UTAH 84123, USA
                                TEL 801-264-1001

                         TOLL-FREE IN USA 1-800-970-2337
                                FAX 801-264-1051


                             ABORN ELECTRONICS, INC.
                               2018-D BERING DRIVE
                           SAN JOSE, CALIFORNIA 95131
                                TEL 408-436-5444
                                FAX 408-436-0969


                         JTECH MEDICAL INDUSTRIES, INC.
                              4314 ZEVEX PARK LANE
                           SALT LAKE CITY, UTAH 84123
                                TEL 801-264-1001
                         TOLL-FREE IN USA 1-800-985-8324
                                FAX 801-264-1051







                                      ZEVEX
                                  INTERNATIONAL

                4314 ZEVEX PARK LANE, SALT LAKE CITY, UTAH 84123,
    USA/TEL 801-264-1001, TOLL-FREE IN USA 1-800-970-2337, FAX 801-264-1051/
                       www.zevex.com and www.jtechmed.com